UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒    FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐    NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Underwriting Agreement

On September 13, 2017, Summit Therapeutics plc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Canaccord Genuity Inc. and JMP Securities LLC, as representatives of the underwriters named therein (the “Underwriters”), to issue and sell to the several Underwriters 1,459,000 American Depositary Shares (each an “ADS” and such ADSs, the “Firm ADSs”) in an underwritten public offering. Each ADS will represent five ordinary shares, £0.01 par value per ordinary share, of the Company (“Ordinary Shares”). The Underwriters agreed to purchase the Firm ADSs from the Company at a price of $11.28 per ADS. Under the terms of the Underwriting Agreement, the Company also granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 218,850 ADSs (the “Option ADSs”) on the same terms and conditions as the Firm ADSs. The Company estimates that the net proceeds from the offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, will be approximately $15.9 million (or approximately $18.4 million if the Underwriters exercise in full their option to purchase the Option ADSs).

The Underwriting Agreement contains customary representations, warranties and covenants of the Company, conditions to closing, indemnification obligations of the Company and the Underwriters and termination and other customary provisions.

The Firm ADSs and any Option ADSs will be issued pursuant to the Company’s effective shelf registration statement on Form F-3, as amended (No. 333-211301) (the “Registration Statement”) and a related prospectus supplement filed with the U.S. Securities and Exchange Commission (the “Commission”). The closing of the offering is expected to take place on September 18, 2017, subject to customary closing conditions.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to such exhibit.

Legal Opinion

Druces LLP, U.K. counsel to the Company, has issued a legal opinion with respect to the Ordinary Shares represented by the Firm ADSs and the Option ADSs sold in the offering. A copy of the opinion, including the consent therein, is attached to this Report on Form 6-K as Exhibit 5.1 and is incorporated herein by reference.

Press Releases

On September 13, 2017. the Company issued a press release announcing the commencement of the offering. The press release is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

On September 13, 2017, the Company issued a press release announcing the pricing of the offering. The press release is attached to this Report on Form 6-K as Exhibit 99.2 and is incorporated herein by reference.

This Report on Form 6-K, and the exhibits attached hereto, are hereby incorporated by reference into the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

By:	/s/ Erik Ostrowski
Erik Ostrowski
Chief Financial Officer

Date: September 14, 2017

EXHIBIT INDEX

Exhibit Number	Description

1.1	Underwriting Agreement, dated September 13, 2017, among Summit Therapeutics plc, Canaccord Genuity Inc. and JMP Securities LLC, as representatives of the underwriters named therein
5.1	Opinion of Druces LLP
23.1	Consent of Druces LLP (included in Exhibit 5.1)
99.1	Press Release dated September 13, 2017
99.2	Press Release dated September 13, 2017